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                                                                                                           Exhibit 12.3



                                     Central Illinois Public Service Company
                 Computation Of Ratio Of Earnings To Fixed Charges And Preferred Stock Dividend Requirements
                                      (Thousands of Dollars, Except Ratios)


                                                                      Year Ended December 31,
                                            ----------------------------------------------------------------------------
                                                 1999            2000           2001            2002            2003
                                                 ----            ----           ----            ----            ----
Net Income                                       $53,980         $79,362        $45,309         $26,355         $28,474
Add- Extraordinary items net of tax                    -               -              -               -               -
                                             ------------    ------------   ------------    ------------    ------------
Net income from continuing operations             53,980          79,362         45,309          26,355          28,474

  Taxes based on income                           30,763          43,661         28,245          16,955           6,245
                                             ------------    ------------   ------------    ------------    ------------
Net income before income taxes                    84,743         123,023         73,554          43,310          34,719


Add- fixed charges:
  Interest on long term debt                      38,223          28,935         33,523          38,625          32,338
  Other interest                                   3,373           8,497          4,750             978             780
  Amortization of net debt premium, discount,
    expenses and losses                            1,139           2,880            993           1,076             935

                                             ------------    ------------   ------------    ------------    ------------
Total fixed charges                               42,735          40,312         39,266          40,679          34,053
                                             ------------    ------------   ------------    ------------    ------------

Earnings available for fixed charges             127,478         163,335        112,820          83,989          68,772
                                             ============    ============   ============    ============    ============

Ratio of earnings to fixed charges                  2.98            4.05           2.87            2.06            2.01
                                             ============    ============   ============    ============    ============


Earnings required for preferred dividends:
  Preferred stock dividends                        3,833           3,882          3,627           3,158           2,973
  Adjustment to pre-tax basis                      2,185           2,135          2,260           2,031             651
                                             ------------    ------------   ------------    ------------    ------------
                                                   6,018           6,017          5,887           5,189           3,624

Fixed charges plus preferred stock dividend
  requirements                                    48,753          46,329         45,153          45,868          37,677
                                             ============    ============   ============    ============    ============

Ratio of earnings to fixed charges plus
  preferred stock dividend requirements             2.61            3.52           2.49            1.83            1.82
                                             ============    ============   ============    ============    ============

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